Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Sibanye-Stillwater releases its annual suite of reports, AGM Notice and No Change Statement
Johannesburg, 22 April 2022: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to announce that its 2021 Integrated Report, Group Annual Financial Report, Company Financial Statements, Mineral
Resources and Mineral Reserves supplement, Notice of Annual General Meeting (AGM) including the
Summarised Financial Report and other relevant supplementary documentation, have been published on its website at https://reports.sibanyestillwater.com/2021/.
Furthermore, Sibanye-Stillwater shareholders are advised that the Summarised Financial Report including the Notice of the AGM (NOM) to shareholders will be posted today, 22 April 2022. The voting arrangements for the AGM are outlined below.
Sibanye-Stillwater’s external auditors, Ernst & Young Inc., have audited the Group’s consolidated and company financial statements for the year ended 31 December 2021 and issued an unqualified audit report, including the details on key audit matters. The unqualified audit report is available for inspection at the Group’s registered office, together with the Group’s consolidated and company financial statements for the year ended 31 December 2021. The information previously published in the reviewed condensed consolidated provisional financial statements, released on 28 February 2022, has not changed.
All the documents referred to in this release are available at https://www.sibanyestillwater.com/news-investors/reports/annual/2021/.
Notice of Annual General Meeting
The Company’s AGM for the year ended 31 December 2021 will be held entirely by electronic communication (virtually), on Tuesday, 24 May 2022 at 09h00 (CAT). The AGM will conduct the business as stated in the NOM, a copy of which can be found on https://www.sibanyestillwater.com/news-
investors/reports/annual/2021.
Sibanye-Stillwater Shareholders who wish to participate electronically in and/or vote at the AGM are required to complete the Electronic Participation Application Form attached to the NOM and email the same to Computershare at proxy@computershare.co.za as soon as possible, but in any event by no later than 09h00 on Friday, 20 May 2022 or alternatively, register on www.smartagm.co.za as soon as possible, but in any event by no later than 09h00 on Friday, 20 May 2022.
The electronic meeting facilities arranged will permit all participants at the AGM to communicate concurrently, without an intermediary, and to participate reasonably effectively in the meeting. Electronic voting will therefore be the only method available for Sibanye-Stillwater Shareholders to vote at the AGM.

Kindly note that, in terms of section 63(1) of the Companies Act, 2008 (“the Act”), AGM participants
(including proxies) will be required to provide identification before being entitled to participate in or vote at the AGM as more fully detailed in the NOM. Forms of identification that will be accepted include certified copies of valid identity documents, driver’s licences and passports.

In terms of section 59(1)(a) and (b) of the Act and the JSE Listings Requirements, the board of directors
Sibanye-Stillwater has set the following record dates for determining which Shareholders are entitled to:
•
receive notice of the AGM (being the date on which a Shareholder must be registered in the
Company’s securities register in order to receive notice of the AGM) as being Thursday, 14 April 2022;
•
participate in and vote at the AGM (being the date on which a Shareholder must be registered in the
Company’s securities register in order to participate in and vote at the AGM) as being Friday, 13 May
2022. The last day to trade to be eligible to vote is Tuesday, 10 May 2022.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
EVP: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website:
www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited